

Mary June Makoul · 2nd

CEO and Co-Founder at Pendram Inc. "Creating the Perfect Atmosphere"

San Diego, California · 500+ connections · **Contact info**

Pendram Inc. "Creat
Perfect Atmosphere

 **New York University**

Experience

CEO and Co-Founder

Pendram Inc. "Creating the Perfect Atmosphere" · Self-employed

Aug 2018 – Present · 2 yrs 1 mo

Del Mar

Pendram Incorporated, headquartered in San Diego, is leading the evolution of miniaturized smart atmospheric control technology with a multi-product strategy benefiting multiple industries. Food storage, cannabis and many other storage applications require optimum humidity, temperature and air flow to achieve long term positive results. Pendram's proprietary smart technology called Intellisphere IAC creates the perfect atmosphere and sets a new standard for precise storage conditions with smart flexible control from anywhere. With innovation as their business model and a mission to protect, preserve and optimize the long term quality of perishables, Pendram will soon announce their latest breakthrough p ...**see mor**

Consultant, Professional Coach and Author

Marketing Consultant and Professional Coaching

Apr 2007 – Aug 2018 · 11 yrs 5 mos

San Diego

President

The Chip Merchant

2003 – 2006 · 3 yrs

VP of Marketing
Zzyzx Peripherals, Inc.
1999 – 2003 · 4 yrs

VP of Marketing
Andataco/NStor
1996 – 1999 · 3 yrs

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Education



New York University
Bachelor's degree, Business, Management, Marke

Skills & Endorsements

Marketing Strategy · 49

 Endorsed by **Jeffrey Detrick and 3 others who are high**

Strategy · 31

Andrew Brisebois and 30 connections have given endorsements for this skill

Start-ups · 28

Andrew Brisebois and 27 connections have given endorsements for this skill

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